October 16, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re: Opexa Therapeutics, Inc.
         Form 10-KSB for the fiscal year ended December 31, 2006
         Sec File No.: 001-33004

Dear Mr. Rosenberg:

This letter is written in response to your letter dated October 2, 2007 relating to the Form 10-KSB (the "Registration Statement") filed by Opexa Therapeutics, Inc. (the "Company") on March 16, 2007.

         In this letter we have included your comments followed by our responses thereto.

Form 10-KSB for fiscal year ended December 31. 2006
---------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 4 - Intangible Assets, page F-34
-------------------------------------

1. We acknowledge your response to prior comment one. You state that the license acquired from the University of Chicago "may be useful" in developing new technologies and the Shanghai Institute for Biological Sciences license "may provide" future alternative use for other diseases. In addition, you state that the patents and licenses acquired from Opexa Pharmaceuticals "could be of use" in other autoimmune diseases. Based on these statements and your response to prior comment two, it appears that the assets acquired for use in research and development could not be used in the alternative manner in the condition in which it existed at the acquisition date. That is, the use of the asset acquired was contingent on future development of the asset after the acquisition date. If true, it appears that you should revise your financial statements and disclosures to charge the cost of these intangibles to research and development expense in

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     accordance with paragraph 11 (c) of SFAS 2 and FIN 4. If you continue to believe that the assets acquired had alternative future uses, please demonstrate to us that:
          a. It was reasonably expected at the acquisition date that you will use the asset acquired in the alternative manner and you anticipate economic benefits from that alternative use and,
          b. Your use of the asset acquired was not contingent on future development of the asset subsequent to the acquisition date.

Response: To further clarify our response dated August 2, 2007, we have capitalized licenses to patents and technology acquired under the agreements with the University of Chicago and the Shanghai Institute for Biological Sciences and also capitalized a group of patents and licenses acquired from Opexa Pharmaceuticals. Each of these intangible assets is capitalized because they have alternative future use as referred to in paragraph 11 (c) of SFAS No.2. Per paragraph 11 (c) of SFAS No. 2 costs of intangibles that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized and amortized as intangible assets in accordance with APB Opinion No. 17.

The University of Chicago license grants us rights to an adult monocyte-derived multi-potent stem cell platform technology that has a number of alternative future uses. The technology has numerous potential alternative applications in the treatment of diseases and conditions caused by the death or malfunctioning of cells. We are currently using this stem cell technology to develop a variety of new cellular therapies including diabetes, congestive heart failure and myocardial infarction. We also anticipate we may sublicense the rights to other biomedical companies for use in the development of therapies that we decide to not pursue. The rights licensed did not require further development before we began using them in our development projects nor would they require further development before being used by other biomedical companies if sublicensed.

The Shanghai Institute for Biological Sciences license grants us rights to a proprietary T-cell vaccination approach to treat Rheumatoid Arthritis. This intellectual property covers specific materials and methods that have a number of alternative uses. The rights are being used by Opexa in research and development activities to derive T-cell vaccines from body fluids other than blood, such as synovial fluid, for developing treatments for T-cell mediated diseases such as Rheumatoid Arthritis, Type 1 Diabetes and Multiple Sclerosis. The rights licensed did not require further development before we began using them in these development projects.

The patent and license portfolio acquired in the Opexa Pharmaceuticals acquisition addresses specific methods and composition of matter to create T-cell vaccines that provide key intellectual property for research and development projects that Opexa is pursuing. The rights in this patent and license portfolio have various alternative uses and are being used in the development of treatments for various diseases and conditions. The intellectual property contains specific proprietary materials and methods that are being utilized to identify and develop T-cell vaccines for treating multiple sclerosis and other autoimmune diseases such as Crohn's disease and Type I Diabetes. Again, the rights acquired could be immediately used in the development projects without further development.

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We continue to believe that each of the assets acquired have alternative future uses without any further development, as demonstrated above, since they are each currently being used in alternative manners and we anticipate future economic benefits from such use.

In connection with responding to your comments, the company acknowledges the following:
     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have further questions, please do not hesitate to contact me at
(281)719-3421.

                                             Sincerely,

                                             /s/ Lynne Hohlfeld

                                             Lynne Hohlfeld
                                             Chief Financial Officer